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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*



                               NOBLE ENERGY, INC.
                                (Name of Issuer)

                        Common Stock, $3.33 1/3 par value
                         (Title of Class of Securities)


                                   655044 10 5
                                 (CUSIP Number)


                                December 31, 2004
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G
CUSIP No. 655044 10 5
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         The Samuel Roberts Noble Foundation, Inc.
         73-0606209

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
         5        SOLE VOTING POWER
                  2,527,933

         6        SHARED VOTING POWER
                  0

         7        SOLE DISPOSITIVE POWER
                  2,527,933

         8        SHARED DISPOSITIVE POWER
                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,527,933

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.5%

12       TYPE OF REPORTING PERSON (See Instructions)

         CO


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THIS AMENDMENT NO. 8 TO SCHEDULE 13G amends and restates Schedule 13G in its entirety as follows:

ITEM 1.

         (a)      Name of issuer: Noble Energy, Inc.

         (b) Address of issuer's principal executive offices: 100 Glenborough, Suite 100, Houston, Texas 77067

ITEM 2.

         (a) Name of persons filing: The Samuel Roberts Noble Foundation, Inc. (the "Foundation")

         (b) Address of principal business office: The address of the Foundation is 2510 Sam Noble Parkway, Ardmore, Oklahoma 73401.

         (c)      Citizenship: The Foundation is a corporation.

         (d) Title of class of Securities: Common Stock, $3.33 1/3 par value

         (e)      CUSIP Number: 655044 10 5


ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)[ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f)[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         (g)[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)[ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


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(a)-(c)  The Foundation owns 2,527,933 shares of the Issuer's common stock, representing 4.5% of the class, over which it has sole voting and dispositive power.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


ITEM 10.  CERTIFICATION

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




         Dated: February 5, 2004               THE SAMUEL ROBERTS NOBLE
                                               FOUNDATION, INC.

                                               By: /s/ Michael A. Cawley
                                                  ------------------------------
                                                  Name:  Michael A. Cawley
                                                  Title: President and Chief
                                                         Executive Officer